Exhibit (d)(6)
December 20, 2007
Donald Spence
[at the address in the Schedule]
          Re:     Employment Agreement
Dear Donald:
          This is your Employment Agreement (this “Agreement”) with Philips Holding USA Inc., a Delaware corporation (the “Company”). It sets forth the terms of your employment with the Company.
1. Employment.
          Some of the terms of your employment are in the attached schedule (your “Schedule”), which is part of this Agreement.
          This Agreement is being entered into in connection with and as a condition to the Agreement and Plan of Merger, dated December 20, 2007, among Respironics, Inc., a Delaware corporation (“Respironics”), the Company, and Moonlight Merger Sub, Inc., a Delaware corporation (the “Merger Agreement”). The Agreement shall become effective, and your employment under this Agreement will (a) begin on the Acceptance Date (as defined in the Merger Agreement) after payment of the Executive Payment (as defined in that certain Letter Agreement between you and Respironics, dated December 20, 2007 (the “Letter Agreement”)) (the “Start Date”) and (b) end at the close of business on the earlier of (1) the end of the Compensation Period stated in the Schedule or (2) the effective date of early termination of your employment. Once effective, this Agreement supersedes and terminates any earlier agreements, written or oral, with respect to the subject matter of this Agreement, including your Amended and Restated Employment Agreement, dated August 29, 2007 (the “Prior Employment Agreement”), and any other agreements or arrangements you have with Respironics, relating to the subject matter herein provided, however, this Agreement shall not affect (a) any vested benefits under any Respironics benefit plan in effect immediately prior to the Acceptance Time (as defined in the Merger Agreement) or (b) acceleration and payment of your stock options pursuant to the Merger Agreement.

          However, if the Merger Agreement or your employment with Respironics terminates for any reason before the merger occurs, all of the provisions of this Agreement will terminate and there will be no liability of any kind under this Agreement. You agree to remain employed by Respironics until the consummation of the merger contemplated in the Merger Agreement. References in this Agreement to “your employment” are to your employment under this Agreement.
          You will be employed in the position stated in your Schedule to this Agreement. The Company may change your position from time to time, including by transferring you to an affiliate of the Company. You will have the authority, responsibilities and reporting relationships that correspond to and are commensurate with your position, including any particular authority, responsibilities and reporting relationships that the Company’s Board of Directors (the “Board”) or any officer of the Company to whom you report may reasonably assign to you from time to time.
          You agree to execute and comply with the Company’s “Simply Right” Book and the Employee Ethics and Intellectual Property Agreement which are attached hereto.
2. Your Compensation and Benefits.
     1. Salary. During your employment, you will receive an annual base salary (your “Salary”). Your Salary is stated in your Schedule. Your Salary will be paid in accordance with the Company’s normal payroll practices and will be subject to annual review beginning in 2008.
     2. Annual Bonus. In accordance with the Company’s prevailing bonus policies, you will be eligible to receive an annual cash bonus (your “Annual Bonus”) for each fiscal year of the Company ending during your employment. The amount of your Annual Bonus will be determined by the Company in accordance with your Schedule.
     3. Initial Restricted Stock Grant. You will be awarded restricted shares of Koninklijke Philips Electronics N.V., (“Koninklijke”) common stock (your “Initial Restricted Stock”). The number of shares of Initial Restricted Stock to be awarded to you is stated in the Schedule. The vesting schedule for your Initial Restricted Stock is stated in the Schedule. Your Initial Restricted Stock will be subject to the terms of the Global Philips Long-Term Incentive Plan (the “LTIP”) and to the terms of your award agreement under it.
     4. Initial Stock Option Grant. You will be awarded options in respect of Koninklijke common stock (your “Initial Stock Options”). The number of Initial Stock Options to be awarded to you is stated in the Schedule. The vesting schedule for your Initial Stock Options is stated in the Schedule. Your Initial Stock Options will be subject to the terms of LTIP and to the terms of your award agreement under it.
     5. Cash Retention Bonus. You will be eligible to receive a special cash retention bonus (your “Cash Retention Bonus”) equal to the amount set forth in the Schedule. You will receive your Cash Retention Bonus on the timeline outlined in the Schedule only if you are an employee of the Company on the applicable date of payment. Additionally, you shall receive your remaining Cash Retention Bonus payments if you are involuntarily terminated by the Company without “Cause” (as defined in the Schedule). You shall not receive any portion of your Cash Retention Bonus if you cease to be an employee of the Company prior to the second anniversary of your Start Date if the Company terminates your employment for Cause or if your employment terminates as a result of your voluntary resignation for any reason.
     6. Other Benefits. During your employment, you will be entitled to participate in such employee benefit plans and insurance programs offered by the Company to its executive employees in accordance with the eligibility requirements for participation in those programs.
3. Severance Benefits.
          If your employment is terminated by the Company without Cause before the end of the Compensation Period stated in the Schedule, then, subject to your execution and delivery within 30 days of the date of your termination of the Company’s then standard severance agreement applicable to similarly situated employees which will contain reasonable and customary provisions, including, without limitation, general releases, and non-competition, non-solicitation, non-disparagement, confidentiality and conflict of interest provisions substantially similar to those set forth in the Simply Right Book and Employee Ethics and Intellectual Property Agreement attached hereto (any conflicting terms in such severance agreement shall be modified to reflect the terms of the Agreement), the Company will provide you with the Severance Benefits described in your Schedule.
          The Severance Benefits shall not be paid if the Company terminates your employment for Cause or as a result of your death or physical or mental disability, the end of the Compensation Period is reached, or you cease to be an employee of the Company as a result of your voluntary resignation for any reason other than termination without Cause (as defined in the Schedule). For purposes of this Agreement, you shall be deemed disabled, if by reason of a physical or mental illness or medical condition you have been unable to render the services required of you under this Agreement for a period of 180 days in any 12-month period determined by an independent physician mutually agreed upon by the parties.
4. Proprietary Information
     1. Definition. “Proprietary Information” means confidential or proprietary information, knowledge or data concerning (i) the Company or its affiliates businesses, strategies, operations, financial affairs, organizational matters, personnel matters, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how and (ii) any matter relating to clients of the Company or its affiliates or other third parties having relationships with the Company or its affiliates. Proprietary Information includes (i) confidential information regarding any aspect of your tenure as an employee of the Company, (ii) the names, addresses, and phone numbers and other information concerning clients and prospective clients of the Company or its affiliates. In addition, Proprietary Information may include information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Agreement. However, Proprietary Information does not include information (i) that was or becomes generally available to the public, other than as a result of a disclosure by you, directly or indirectly, or (ii) that you can establish was independently developed or obtained by you without reference to any Proprietary Information.
     2. Use and Disclosure. You will obtain or create Proprietary Information in the course of your involvement in the Company’s or its affiliate’s activities and may already have Proprietary Information. You agree that the Proprietary Information is the exclusive property of the Company, and that, during your employment, you will use and disclose Proprietary Information only for the Company’s benefit and in accordance with any restrictions placed on its use or disclosure by the Company. After your employment, you will not use or disclose any Proprietary Information. In addition, nothing in this Agreement will operate to weaken or waive any rights that the Company may have under statutory or common law, or any other agreement, to the protection of trade secrets, confidential business information and other confidential information.
     3. Limitations. Nothing in this Agreement prohibits you from providing truthful testimony or information concerning the Company to governmental, regulatory or self-regulatory authorities or otherwise as required by law. Also, the parties (and their respective employees, representatives and agents) may disclose to any and all persons, without any limitation of any kind, the tax treatment and tax structure of this Agreement and all materials of any kind (including opinions and other tax analysis) that are provided to either party related to such tax treatment and structure.
5. Ongoing Restrictions on Your Activities
     1. General Effect. This Section 5 applies during your employment with the Company under this Agreement and for a 12-month period after the end of your employment with the Company under this Agreement. This Section uses the following defined terms: “Competitive Enterprise” means any business enterprise that either (i) engages in any material activity that competes anywhere with any activity engaged in by Respironics as of the date of termination, or (ii) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity.
     “Client” means any client, supplier, distributor or prospective client, suppler or distributor of the Company or its affiliates to whom you provided services, or for whom you transacted business, or whose identity became known to you in connection with your relationship with or employment by the Company or its affiliates.
     “Solicit” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action. A general employment advertisement by an entity of which you are a part is excluded from the definition of Solicit.
     2. Your Importance to the Company and the Effect of this Section 5. You acknowledge that:

     (a) In the course of your involvement in the Company’s activities, you will have access to Proprietary Information and the Company’s client base and will benefit from the goodwill associated with the Company. On the other hand, in view of your access to Proprietary Information and your importance to the Company, if you compete with the Company or its affiliates for some time after your employment, the Company will likely suffer significant harm. In return for the benefits you will receive from the Company and to induce the Company to enter into this Agreement, and in light of the potential harm you could cause the Company, you agree to the provisions of this Section 5. The Company would not have entered into this Agreement or the Merger Agreement if you did not agree to this Section 5.
     (b) In light of Section 5.2(a), if you breach any provision of this Section 5, the loss to the Company would be material but the amount of loss would be uncertain and not readily ascertainable.
     (c) This Section 5 limits your ability to earn a livelihood in a Competitive Enterprise and your relationships with Clients. You acknowledge, however, that complying with this Section 5 will not result in severe economic hardship for you or your family.
     3. Non-Competition. During your employment with the Company under this Agreement and for a 12-month period after the end of your employment with the Company under this Agreement, you will not directly or indirectly:
     (a) hold a 5% or greater equity, voting or profit participation interest in a Competitive Enterprise; or
     (b) act as a director, officer, employee, partner, consultant, agent, advisor, lender or guarantor of a Competitive Enterprise:
     (i) that is substantially related to any activity that you were engaged in,
     (ii) that is substantially related to any activity for which you had direct or indirect managerial or supervisory responsibility, or
     (iii) that calls for the application of specialized knowledge or skills substantially related to those used by you in your activities;
in each case, for the Company or its affiliates at any time during the year before the end of your employment (or, if earlier, the year before the date of determination).
     4. Non-Solicitation of Clients. During your employment with the Company under this Agreement and for a 12-month period after the end of your employment with the Company under this Agreement, you will not:
     (a) Solicit any Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the

Company and its affiliates (excluding any business that is not a material activity of the Company or its affiliates),
     (b) transact business with any Client that would cause you to be a Competitive Enterprise or that would cause any Client to reduce or refrain from doing any business with the Company or its affiliates, or
     (c) interfere with or intentionally damage any relationship between the Company and its affiliates and a Client.
     5. Non-Solicitation of Employees. During your employment with the Company under this Agreement and for a 12-month period after the end of your employment with the Company under this Agreement, you will not attempt to Solicit anyone who is then an employee of the Company or its affiliates (or who was an employee of the Company or any of its affiliates within the prior three (3) months) to resign from the Company and its affiliates or to apply for or accept employment with any Competitive Enterprise, except that you may Solicit your administrative assistant.
     6. Injunctive Relief
          You acknowledge that the Company may be caused irreparable injury in the event of a breach of this Section 5 and that money damages may not be an adequate remedy, and further agree that the Company shall be entitled to seek injunctive relief (in addition to its other remedies at law) to have the provisions of this Section 5 enforced (without the requirement to post a bond). It is hereby acknowledged that the provisions of this Section 5 are for the benefit of the Company and that the Company may enforce the provisions of this Section 5 and only the Company can waive the rights hereunder with respect to its confidential information, Clients and employees.
     7. Notice to New Employers. Before you accept employment with any other person or entity while any of Sections 5.3, 5.4 or 5.5 is in effect, you will provide the prospective employer with written notice of the provisions of this Section 5 and will deliver a copy of the notice to the Company.
6. No Public Statements or Disparagement
          You agree, for yourself and others acting on your behalf, that you (and they) will not intentionally disparage publicly, or make negative public statements about the Company or any of its incumbent or former officers, directors, agents, consultants, employees, successors and assigns that negatively affect the Company. Nothing in this provision shall prohibit you from testifying truthfully in response to a subpoena or other lawfully issued legal process.
7. Disputes
          Subject to Section 5.6, this Section 7 applies to any controversy or claim between you and the Company or its affiliates arising out of or relating to or concerning this Agreement or any aspect of your employment with the Company, its affiliates or Respironics or the termination of that employment (together, an “Employment Matter”).

          Subject to the provisions of Section 5.6 and this Section 7, any Employment Matter will be finally settled by arbitration in the County of New York administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect. However, the rules will be modified in the following ways: (i) the decision must not be a compromise but must be the adoption of the submission by one of the parties, (ii) each arbitrator will agree to treat as confidential evidence and other information presented, (iii) a decision must be rendered within 15 business days of the parties’ closing statements or submission of post-hearing briefs and (iv) the arbitration will be conducted before a panel of three arbitrators, one selected by you within 10 days of the commencement of arbitration, one selected by the Company in the same period and the third selected jointly by these arbitrators (or, if they are unable to agree on an arbitrator within 20 days of the commencement of arbitration, the third arbitrator will be appointed by the American Arbitration Association).
          You and the Company agree that there will be no punitive damages payable as a result of any Employment Matter and agree not to request punitive damages. The arbitrator may award attorney’s fees and costs of the arbitration to the prevailing party.
          You or the Company may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the County of New York to enforce any arbitration award under this Section 7.
          You and the Company irrevocably submit to the exclusive jurisdiction of any state or federal court located in the County of New York over any Employment Matter that is not otherwise arbitrated or resolved according to Section 7. Each of us hereby waives, and agrees not to assert, as a defense that either of us, as appropriate, is not subject thereto or that the venue thereof may not be appropriate. We each hereby agree that mailing of process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof.
          To the extent permitted by law, you and the Company waive any and all rights to a jury trial with respect to any Employment Matter.
          This Agreement will be governed by and construed in accordance with the law of the State of New York.
8. Section 280G
          In the event that it shall be determined that any payment, benefit or distribution by Respironics, the Company, or an affiliate thereof, to or for the benefit of you, whether accrued, paid or payable or distributed or distributable pursuant to the terms of this Agreement, the Letter Agreement, the Prior Employment Agreement, or otherwise, in connection with the tender offer and/or merger provided for in the Merger Agreement, or otherwise, but determined without any regard to any additional payments required under this Section 8 (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) as a result of the Payment being required to be taken into account under Section 280G(b)(2) of the Code, or any similar excise tax or any interest or penalties are incurred by you with respect to such excise tax

(such excise tax, together with any interest and penalties, are hereinafter referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, you retain from the Gross-Up Payment an amount equal to the Excise Tax imposed on the Payment.
          Subject to the provisions of this Section 8, all determinations required to be made under this Section 8, including the determination of whether a Gross-Up Payment is required and of the amount of any such Gross-Up Payment, shall be made by PricewaterhouseCoopers LLP (or if they are unwilling or unable to serve, Deloitte & Touche USA LLP) (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you and shall be made on the basis of substantial authority. The initial Gross-Up Payment, if any, as determined pursuant to this Section 8, shall be paid to you within 30 business days of the receipt of the Accounting Firm’s determination. If the Accounting Firm determines that no Excise Tax is payable by you, it shall furnish you with a written opinion that it is “more likely than not”, or such higher standard as adopted by the Treasury Department from time to time, that you will not have to report any Excise Tax on your Federal income tax return. Any determination by the Accounting Firm meeting the requirements of this Section 8 shall be binding on the Company and you, subject only to this Section 8. The fees and disbursements of the Accounting Firm in performing the determinations under this Section shall be borne solely by the Company. Notwithstanding the foregoing, the parties acknowledge that the Accounting Firm will prepare a good faith estimate of the Excise Payment (as defined in the Letter Agreement) that will be remitted by Respironics to the appropriate tax authorities prior to the Start Date.
          If after your receipt, pursuant to this Section 8, of any Gross-Up Payment or a written opinion that no Excise Tax is reportable, you are required to make a payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine or validate the amount of such payment (the amount of such payment or additional payments is referred to herein as the “Gross-Up Underpayment”) and any such Gross-Up Underpayment shall be paid by the Company to you or for your benefit no later than the date you are required to remit such taxes. If, after your receipt of any Gross-Up Payment paid by the Company pursuant to this Section 8, you become entitled to receive any refund with respect to such payment (the amount of such refund together with any interest paid or credited thereon is referred to herein as the “Gross-Up Overpayment”), you shall promptly pay to the Company the Gross-Up Overpayment within 30 business days following your receipt of such refund. The obligations to pay any Gross-Up Underpayment or Gross-Up Overpayment shall remain in effect under this Agreement for the entire period during which you remain liable for the Excise Tax, including the period during which any applicable statute of limitations remains open under the Code.
          In no event will any Gross-Up Payment be made later than the end of your taxable year next following your taxable year in which the related taxes are remitted to the taxing authority or, in the case of a tax audit or litigation addressing the existence or amount of a tax liability, by the end of your taxable year following your taxable year in which the taxes that are the subject of audit or litigation are remitted to the taxing authority (or where as a result of such audit or litigation no taxes are remitted, the end of your taxable year following your taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation). Provided this Agreement becomes effective, this Section 8 shall survive termination of this Agreement for any reason.
9. General Provisions.
          The Company may withhold from any payment due hereunder any taxes that are required to be withheld under any law, rule or regulation.
          The parties agree that this Agreement is intended to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder (“Section 409A”) or an exemption from Section 409A. In the event that after execution of this Agreement either party makes a determination inconsistent with the preceding sentence, it shall promptly notify the other party of the basis for its determination. The parties agree to renegotiate in good faith the terms of this Agreement if you determine that this Agreement as structured would have adverse tax consequences to you. Notwithstanding anything in this Agreement to the contrary, if you are a “specified employee” as described in Section 409A and the Treasury Regulations thereunder, and any amount to which you would otherwise be entitled during the first six months following your separation of service that constitutes nonqualified deferred compensation within the meaning of Section 409A and that is therefore not exempt from Section 409A as involuntary separation pay or a short-term deferral, will be accumulated and paid (without interest) on the first business day of the seventh month following the date of your separation from service. For purposes of this Agreement, each amount to be paid or benefit to be provided hereunder shall be construed as a separate identified payment for purposes of Section 409A.
          This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. The Company may assign this Agreement to any of its affiliates at any time, provided that the Company shall remain jointly liable for the obligations of any assignee hereunder. This Agreement shall inure to the benefit of and be enforceable by your legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.
          This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. Upon becoming effective on the Start Date (and after payment of the Executive Payment (as defined in the Letter Agreement)), this Agreement shall supersede any other employment or severance agreement or arrangements or similar rights you may have with the Company, Respironics or any of their affiliates (and you shall not be eligible for severance benefits under any other plan, program or policy of the Company).
          Certain capitalized terms used herein have the meanings set forth in the Schedule hereto.

10. Acknowledgement.
          YOU ACKNOWLEDGE THAT YOU HAVE HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL CONCERNING THIS AGREEMENT, THAT YOU HAVE READ AND UNDERSTAND THIS AGREEMENT, THAT YOU ARE FULLY AWARE OF THIS AGREEMENT’S LEGAL EFFECT, AND THAT YOU HAVE ENTERED INTO THIS AGREEMENT FREELY BASED ON YOUR OWN JUDGMENT AND NOT ON ANY REPRESENTATION OR PROMISES OTHER THAN THOSE CONTAINED IN THIS AGREEMENT.

Philips Holding USA Inc.

By:	/s/ Michael J. Spahn
Name:	MICHAEL J. SPAHN
Title:	VICE PRESIDENT
Accepted and Agreed
as of the date hereof

/s/ Donald Spence Donald Spence
[Signature Page to Donald Spence’s Employment Agreement]

Donald Spence Employment Agreement Schedule
(This Schedule constitutes part of the Employment Agreement)

Donald Spence
Name and address for notices	[Address on file with the Company]

Notice Address for the Company	Philips Holding USA Inc.
c/o Michael Spahn
3000 Minuteman Road
Andover, MA 01810

Position	You shall initially be employed as General Manager, Sleep and Home Respiratory.

Compensation Period	Your Compensation Period will end on the second anniversary of your Start Date.

Salary	Your annual Salary will be $425,000, subject to increase but not decrease.

Annual Bonus	You will be eligible to receive an Annual Bonus with a target level equal to 60% of your Salary (100% of target) and a maximum Annual Bonus equal to 120% of your Salary. The actual amount of the Annual Bonus you shall be entitled to receive shall be based upon achievement of the yearly goals set by the Company and shall be paid at the same time bonuses are normally paid by the Company.

Initial Restricted Stock	Provided that you are employed by the Company on the relevant grant date, you will be awarded 15,000 shares of restricted stock of Koninklijke common stock on each of (i) the first grant date possible under the LTIP following your Start Date and (ii) the first grant date possible under the LTIP following the first anniversary of your Start Date. Your Initial Restricted Stock will vest in three equal installments on the first, second and third anniversaries of the date of grant.

Initial Stock Options	Provided that you are employed by the Company on the relevant grant date, you will be awarded 45,000 options on shares of Koninklijke common stock on each of (i) the first grant date possible under the LTIP following your Start Date and (ii) the first grant date possible under the LTIP following the first anniversary of your Start Date.

Your Initial Stock Options will (i) have an exercise price as determined on the date of grant and (ii) vest on the third anniversary of the date of grant.

Donald Spence
Name and address for notices	[Address on file with the Company]

Cash Retention Bonus	If you remain employed by the Company through the second anniversary of your Start Date, you will receive a Cash Retention Bonus of $700,000. Such payment will be made within 30 days of the second anniversary date. If you are terminated by the Company without Cause, your Cash Retention Bonus shall be paid to you within 30 days of your date of termination.

Definition of Cause	“Cause” means your: (i) willful refusal to perform the duties and responsibilities reasonably assigned to you pursuant to Section 1 of the Agreement, (ii) engagement in illegal conduct or in gross misconduct, in either case, that causes material financial or reputational harm to the Company or its affiliates, (iii) commission or conviction of, or plea of guilty or nolo contendere to, a felony, (iv) material breach of the Company’s written code of conduct and business ethics or (v) willful attempt to obstruct or failure to cooperate with any investigation authorized by the Board or any governmental or self-regulatory entity. With respect to subclauses (iv) and (v), the Company agrees to give you notice and an opportunity to timely cure any breach which is susceptible to cure (as reasonably determined by the Company). “Cause” will not include any action which you took upon the written advice of legal counsel for the Company.

Additionally, if your principal place of employment is relocated more than 25 miles from Murrysville, PA, then you may choose to continue your employment under the terms and conditions set forth in this Agreement or you may choose to treat such relocation as a termination by the Company without Cause. If you do not provide the Company with written notification of your choice within 30 days following receipt by you of written notice of such relocation from the Company, you will lose the right to treat the relocation as a termination by the Company without Cause and will be deemed to have chosen to continue your employment under the terms and conditions set forth in this Agreement. If you choose to treat such a relocation as a termination by the Company without Cause it will be deemed to be a termination without Cause for all purposes of this Agreement and Schedule, including without limitation in respect of your entitlement to Severance Benefits.

Severance Benefits	If you are terminated by the Company without Cause prior to the end of your Compensation Period, you shall

Donald Spence
Name and address for notices	[Address on file with the Company]

receive the following benefits:

       (1) An amount equal to the sum of (i) your base Salary for the remainder of the Compensation Period and (ii) a pro-rated bonus for the current fiscal year (determined at 100% of target) through the date of termination. This amount shall be payable in a cash lump sum within 30 days of your termination date.

       (2) To the extent it is not already paid, any remaining amounts due pursuant to your Cash Retention Bonus. If applicable, these amounts shall be payable in a cash lump sum within 30 days of your termination date.

       (3) If you timely elect to continue your Company-provided group health insurance coverage pursuant to the federal COBRA law, the Company will reimburse you for the cost of such COBRA premiums, at the same level as you maintain as of the date of termination, through the end of the COBRA period (18 months), or until such time as you qualify for health insurance benefits through a new employer, whichever occurs first. The reimbursement shall be for 100% of your COBRA premiums, as well as for your eligible dependents’ COBRA premiums, and the coverage to be provided on this basis shall be health and dental coverage.

You understand and agree that if you are terminated for Cause or resign for any reason, you will not receive the aforementioned payments and benefits.

Notices	Except as otherwise provided herein, all notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) hand delivered or (b) mailed, by certified mail, proper postage prepaid, return receipt requested, or (c) sent via overnight delivery service or courier, delivery acknowledgment requested, or (d) via any other delivery service with proof of delivery at the address for such party set forth on this Schedule or such other address or to such other person as either party hereto shall have last designated by notice to the other party.